Exhibit (23)
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Wells Fargo & Company 401(k) Plan:
We consent to the incorporation by reference in the registration statements (no. 333-149567 and 333-173386) on Form S-8 of Wells Fargo & Company of our report dated June 14, 2011 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4j — schedule of reportable transactions for the year ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Wells Fargo & Company 401(k) Plan.
/s/ KPMG LLP
San Francisco, CA
June 14, 2011